Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

[redacted]

08000604

RECEIVED

FEB -8 A 11:22

Exemption File No. 82 – 35005

4th February, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter to the Stock Exchanges in India as per requirements of the Listing Agreement executed with them dated 4th February, 2008 accompanied with Media Release regarding filing of Draft Red Herring Prospectus with Securities Exchange Board of India (SEBI) by Reliance Infratel Limited, a subsidiary of the Company.

We enclose herewith a copy of the aforesaid letter for your information and record.

Kindly take the same on record.

Thanking You.

Yours faithfully,
For **Reliance Communications Limited**

Hasit Shukla.
Company Secretary

Encl: As above

PROCESSED
FEB 13 2008
THOMSON
FINANCIAL

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

February 04, 2008

Exemption File No. 82- 35005

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Reliance Infratel Limited, subsidiary of Reliance Communications Limited, files Draft Red Herring Prospectus with SEBI.**

We enclose herewith the Media Release dated February 04, 2008 on the captioned subject, being issued by Reliance Infratel Limited, a subsidiary of the Company, which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: as above.

Reliance Infratel
Anil Dhirubhai Ambani Group

Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710,
Maharashtra.
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622

Media Release

Reliance Infratel Limited, subsidiary of Reliance Communications Limited, files Draft Red Herring Prospectus with SEBI

Mumbai, February 4, 2008: Reliance Infratel Limited, (the "Company"), subsidiary of Reliance Communications Limited proposes an **initial public offering of 8,91,64,100 Equity Shares of Rs. 5 each** ("Equity Shares") for cash at a premium (the "Issue") to be decided through the 100% book building process. **The Issue will constitute 10.05% of the post-Issue paid-up equity capital of the Company.**

The Company has filed its Draft Red Herring Prospectus ("DRHP") with the Securities and Exchange Board of India ("SEBI") today.

At least 60% of the Issue to the public shall be allocated on a proportionate basis to Qualified Institutional Buyers ("QIBs"), of which 5% shall be available for allocation to Mutual Funds only and the remaining QIB Portion shall be available for allocation to all the QIB Bidders, including Mutual Funds, subject to valid Bids being received at or above the Issue Price. Further, not less than 30% of the Issue shall be available for allocation on a proportionate basis to the Retail Individual Bidders and not less than 10% of the Issue shall be available for allocation on a proportionate basis to Non-Institutional Bidders, subject to valid Bids being received at or above the Issue Price.

The Company is part of the Reliance Anil Dhirubhai Ambani group and its business is to build, own and operate telecommunication towers and related assets at designated sites and to provide these passive telecommunication infrastructure assets on a shared basis to wireless service providers and other communications service providers under long-term contracts.

Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710,
Maharashtra.
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622

These customers use the space on the Company's telecommunication towers to install their active communication-related equipment to operate their wireless communications networks.

The Issue proceeds are proposed to be utilized to finance the development of passive infrastructure sites and for general corporate purposes.

The Equity Shares of the Company are proposed to be listed on the Bombay Stock Exchange Limited ("BSE") and the National Stock Exchange of India Limited ("NSE").

JM Financial Consultants Private Limited, J.P. Morgan India Private Limited, ABN AMRO Securities (India) Private Limited, Deutsche Equities India Private Limited, Enam Securities Private Limited, ICICI Securities Limited, Lehman Brothers Securities Private Limited, Macquire India Advisory Services Private Limited and UBS Securities India Private Limited are acting as the Book Running Lead Managers to the Issue whilst HSBC Securities and Capital Markets (India) Private Limited, Kotak Mahindra Capital Company Limited and SBI Capital Markets Limited, are acting as Co-Book Running Lead Managers. Amarchand & Mangaldas & Suresh A. Shroff & Co. is advising the Company whilst Linklaters Allen & Gledhill Pte Ltd and Khaitan & Co are advising the BRLMs and CBRLMs in relation to the Issue.

Note

Reliance Infratel Limited is proposing, subject to market conditions and other considerations, an initial public offering of its equity shares and has filed a Draft Red Herring Prospectus (DRHP) with the Securities and Exchange Board of India (SEBI). The DRHP is available on the website of SEBI at www.sebi.gov.in and the respective websites of the BRLMs and CBRLMS at www.jmfinancial.com, www.jpmipl.com, www.abnamroindia.com, www.db.com/India, www.enam.com, www.lehman.com/ibd/geographic/asia/ipos_india.htm, www.macquarie.com/in, www.icicisecurities.com, www.ibb.ubs.com/Corporates/indianipo, www.hsbc.co.in, www.kotak.com, and www.sbicaps.com.

"This press release does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any equity shares, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. Any potential investors should note that investment in equity shares involves a high degree of risk. For details, potential investors should refer to the Draft

Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710,
Maharashtra.

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622

Red Herring Prospectus that has been filed with SEBI including the *section titled "Risk Factors"."*

"This announcement has been prepared for publication in India and may not be released in the United States. This announcement does not constitute an offer of securities for sale in any jurisdiction, including the United States, and any securities described in this announcement may not be offered or sold in the United States absent registration under the US Securities Act of 1933 or an exemption from registration."

....

END